--------
 FORM 4             Washington, D.C. 20549
--------   U.S. SECURITIES AND EXCHANGE COMMISSION
Check box if
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Ortenzio            Rocco            A.
   ---------------------------------------
   (Last)             (First)       (Middle)

     4716 Old Gettysburg Road, P.O. Box 2034
   ---------------------------------------
                  (Street)

   Mechanicsburg,        PA          17055
   ---------------------------------------
   (City)              (State)       (Zip)

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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NASDAQ (SLMC)

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3. IRS Identification Number of Reporting
   Person, if an entity

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4. Statement (Month/Year)

     June 2002

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s)
   to Issuer  (Check all applicable)

      X  Director               10% Owner
      X  Officer (give title    Other (specify
                     below)              below)
         Executive Chairman
------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

-------------------------------------------------

     Table I - Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form:  7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or       Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)        Beneficial
                                                               (D) (Inst. 3,       Owned at End      (Instr. 4)          Ownership
                                                               4 and 5)            of Month                              (Instr. 4)
                                                                                   (Instr. 3
                                                                                   and 4)

                                             Code   V        Amount (A) or Price
                                                                    (D)


   Common Stock, par
   value $.01 per share   6/28/02             M             43,300  (A)  $ 6.08

   Common Stock, par
   value $.01 per share   6/28/02             S(1)          43,300  (D)  $16.0043   2,087,736        (D)

   Common Stock, par
   value $.01 per share                                                                 2,120(2)     (I)               By R.A.
                                                                                                                       Ortenzio
                                                                                                                       Family Part-
                                                                                                                       nership, L.P.
   Common Stock, par
   value $.01 per share                                                                10,500        (I)               By Self as
                                                                                                                       Life Tenant,
                                                                                                                       Robert A.
                                                                                                                       Ortenzio,
                                                                                                                       remainderman
   Common Stock, par
   value $.01 per share                                                                10,500         (I)              By Self as
                                                                                                                       Life Tenant,
                                                                                                                       Martin J.
                                                                                                                       Ortenzio,
                                                                                                                       remainderman
   Common Stock, par
   value $.01 per share                                                                10,500         (I)              By Self as
                                                                                                                       Life Tenant,
                                                                                                                       John M.
                                                                                                                       Ortenzio,
                                                                                                                       remainderman
   Common Stock, par
   value $.01 per share                                                                 5,200         (I)              By Spouse

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

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                        1 of 3

FORM 4 (Continued)


           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                            convertible securities)
--------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date        7.Title       8.Price   9.Number   10. Own-    11. Nature
  Derivative   sion or    action    tion       of         Exer-         and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable       Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-       of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-         Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion          lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date          Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/       ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/          (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)         3 and 4)                End of       Indirect
                                               of (D)                                           Month        (I)
                                               (Instr.                                          (Instr.      (Instr.
                                               3, 4 and                                         4)           4)
                                               5)

                                      Code V   (A)  (D)   Date   Ex-    Title Amount
                                                          Ex-    pir-         or
                                                          ercis- ation        Number
                                                          able   Date         of
                                                                              Shares

 Non-qualified
 Stock Options
 (right to
  buy)         $6.08      6/28/02     M            43,300  (3) 12/14/08  Common 43,300          235,900       (D)

                                                                         Stock
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The sales reported in this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted on December 21, 2001.

(2) These shares are directly owned by the R.A. Ortenzio Family Partnership, L.P., of which Mr. Ortenzio is a general partner.

(3)  All options granted are now vested and immediately exercisable.

                                     Rocco A. Ortenzio                  7-9-02
                                     --------------------------------   ------
                                     **Signature of Reporting Person     Date


**  Intentional misstatements or
    omissions of facts constitute
    Federal Criminal Violations
    Violations.  See 18 U.S.C. 1001
    and 15 U.S.C. 78ff(a).

 Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

Rocco A. Ortenzio                     Select Medical Corporation - NASDAQ (SLMC)
4716 Old Gettysburg Road, P.O. Box 2034                               June 2002
Mechanicsburg, PA  17055



         Table I - Non-Derivative Securities, Acquired, Disposed of, or
                           Beneficially Owned (cont.)

 -------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form:  7. Nature of
                            Date (Month/      Code             Acquired (A)        Securities        Direct (D) or       Indirect
                            Day/Year)                          or Disposed of      Beneficially      Indirect (I)        Beneficial
                                                               (D)                 Owned at End                          Ownership
                                                                                   of Month

                                             Code   V        Amount (A) or Price
                                                                    (D)


   Common Stock, par
   value $.01 per share                                                             246,857(4)         (I)             By Select
                                                                                                                       Healthcare
                                                                                                                       Investors I,
                                                                                                                       L.P.
   Common Stock, par
   value $.01 per share                                                             1,907(5)        (I)                By Select
                                                                                                                       Investments I
   Common Stock, par
   value $.01 per share                                                             8,168(6)       (I)                 By Select
                                                                                                                       Investments
                                                                                                                       III, L.P.
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

(4)  These shares are directly owned by Select Healthcare Investors I, L.P.
     Mr. Ortenzio is a 25% owner, Director and Chief Executive Officer of Select Capital Corporation, the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Healthcare Investors I, L.P. that exceed his pecuniary interest therein.

(5) Mr. Ortenzio is the managing partner and 25% owner of Select Investments I. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Investments I that exceed his pecuniary interest therein.

(6)  Mr. Ortenzio is the general partner and 70% owner of Select
     Investments III, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Investments III, L.P. that exceed his pecuniary interest therein.

                                  Page 3 of 3